J.R. (Richard) Bird
Executive Vice President
Chief Financial Officer &
Corporate Development

January 16, 2009	VIA FAX (202.772.9368) AND OVERNIGHT COURIER
United States Securities & Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attention:  H. Roger Schwall, Assistant Director
Dear Mr. Schwall:

Re:	Enbridge Inc. Form 40‑F for Fiscal Year Ended December 31, 2007 Filed February 22, 2008 File No. 001-15254
This letter responds to your correspondence of November 28, 2009 regarding the above-mentioned 40‑F filing of Enbridge Inc. (the “2007 40‑F”). We also wish to advise you at the outset that we expect to file our 40‑F for the 2008 fiscal year (the “2008 40‑F”) by no later than February 20, 2009.
As requested, we acknowledge that: (i) Enbridge Inc. (“Enbridge”) is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Enbridge may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have reproduced your comments below, followed by our responses.
Form 40F for the Fiscal Year Ended December 31, 2007
General
1.	Revise, as necessary, your signature page to ensure that it has been prepared and executed in the manner and by the persons provided for in Item 601 of Regulation S‑K.

It is our understanding that as a foreign private issuer that is a 40‑F filer, Regulation S‑K and its Item 601 do not apply to Enbridge’s filings on Form 40‑F. We believe that the signature page in our 2007 40‑F complies with the applicable requirements of Form 40‑F.
Certifications, Exhibits 99.1 and 99.2
2.	Revise Exhibit 99.1 and, as necessary, Exhibit 99.2, in order to comply with the provisions of Item 601(b) of Regulation S‑K. Please note that currently you have included both required 302 certifications as a single exhibit (99.1), which is prohibited.

The certifications included as exhibits to our 2007 40‑F were prepared in compliance with the applicable form set out in 40‑F, which applies to our filing, rather than the Item 601(b). Although we had not in the past interpreted Form 40‑F instruction B.(6)(a)(1) as requiring separate exhibits for each certificate, we will file the required certifications as separate exhibits with our 2008 40‑F and subsequent 40‑F filings.
Enbridge Inc. 3000, 425 1 Street S.W., Calgary, Alberta   T2P 3L8   Tel 403 231 3912   Fax 403 231 5710

Annual Information form (AIF), Exhibit 99.3
General
3.	On page 28 of the AIF, you state that you have not entered into any material contracts outside the course of ordinary business. It also appears that you have not entered into any material contracts since 2002, when you last filed an exhibit 10. However, there is significant disclosure indicating that you have at least a few material contracts in place that should be disclosed and filed as exhibits. Examples include the 30 year take-or-pay contract referenced on page 13 of the Management’s Discussion and Analysis exhibit (“MD&A”), the credit facilities discussed in comment 4 below, and the settlement agreement governing the rates the Company can charge (referenced on page 13 of the AIF). Please revise accordingly.

We believe we are compliant with our material contract filing requirements under Canadian law. All contracts previously filed with Canadian regulators under these requirements have also been filed with the SEC as exhibits to earlier filings in Form 40-F, as prescribed by the form. As noted above, Regulation S-K Item 601 does not apply to our 40-F reports. We will continue in the future to regularly assess our material contract filing requirements under applicable Canadian rules and, should a new contract filing requirement arise under those rules, will file the applicable contract with the SEC on a timely basis. However, we do not believe that there are any additional material contract filings required at this time.
Market for Securities, page 22
4.	We note your disclosure of multiple credit facilities to which you are a party. Please revise your disclosure to include the total amount you can borrow under each and any material terms governing the facilities.

While we believe the disclosures of credit facility details in our past AIF’s have been compliant with applicable Canadian rules, we also acknowledge that credit-related disclosure has become a point of particular focus of late, given the dramatic changes in the global economic environment during 2008. With this in mind, we are currently preparing for enhanced credit and liquidity-related disclosure, including borrowing amounts and material terms governing the credit facilities, to be included in our AIF for the 2008 fiscal year. This 2008 AIF containing the enhanced disclosures will be included as an exhibit to our 2008 40-F and filed next month.
Financial Statements, Exhibit 99.4
5.	We note that your independent auditor stated in their report that they had performed audits of your financial statements, as at December 31, 2007 and for the two years then ended, in accordance with Canadian GAAS and PCAOB standards. However, your auditors’ report does not similarly indicate that the audit of your financial statements as at December 31, 2006 was also performed in accordance with Canadian GAAS, as well as PCAOB standards, which is required by paragraph 3 of PCAOB Auditing Standard No. 1. Please obtain an updated report from your auditors and include it in an amended filing accordingly.

The opinion of PricewaterhouseCoopers LLP, as set out in the second paragraph under the sub-heading “Consolidated Financial Statements”, covers Enbridge’s consolidated financial statements as at December 31, 2006 and specifically refers to both Canadian GAAS and PCAOB standards. In addition, the financial statements filed as an exhibit to our 2006 40-F clearly indicate that the audit of our financial statements as at December 31, 2006 was performed in accordance with Canadian GAAS, as well as PCAOB standards. As such, we believe it is clear from the report that the audit of the financial statements as at December 31, 2006 was performed in accordance with Canadian GAAS as well as PCAOB standards. Nevertheless, we have also requested that our auditor make a prospective change in their auditors’ reports to be included in exhibits filed with our 2008 40-F and thereafter, to make the reference to both sets of standards more explicit.

In summary, the 2008 40‑F that we file next month will reflect adjustments from our past filings to take into account the matters raised in your comments 2, 4 and 5. With respect, we submit that none of these adjustments is of such a nature that would require a re-filing of our 2007 40‑F and we are proposing not to amend that document.
We appreciate your feedback. Please do not hesitate to follow up directly with me, should you wish to.
Yours truly,
“J. Richard Bird”
J. Richard Bird

cc:	Robert Buckholz, Sullivan & Cromwell LLP
Richard A. Shaw, McCarthy Tétrault LLP
Raymond Crossley, PricewaterhouseCoopers LLP
Colin Gruending, Vice President & Controller, Enbridge
Alison T. Love, Vice President & Corporate Secretary, Enbridge